July 1, 2016

Natixis Funds Trust II
Seeyond Multi-Asset Allocation Fund
399 Boylston Street
Boston, MA 02116

Re: Seeyond Multi-Asset Allocation Fund
Advisory Agreement Addendum

Dear Ladies and Gentleman:

The Advisory Agreement dated July 10,
2014 between Natixis Funds Trust II (the
"Trust"), with respect to its Seeyond Multi-
Asset Allocation Fund (the "Series"), and
Natixis Asset Management U.S., LLC, a
Delaware limited company (the "Adviser") is hereby revised, effective July 1, 2016, to delete Section 7 and to replace it with the following:

	7.	As full compensation for all
services rendered, facilities furnished and
expenses borne by the Adviser hereunder,
the Trust shall pay the Adviser
compensation at the annual percentage rate
of 0.80% of the Series' average daily net
assets or such lesser rate as the Adviser may
agree to from time to time.  Such
compensation shall be payable monthly in
arrears or at such other intervals, not less
frequently than quarterly, as the Board of
Trustees of the Trust may from time to time
determine and specify in writing to the
Adviser.   The Adviser hereby
acknowledges that the Trust's obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Natixis Asset Management U.S., LLC

By:       /s/ Frederic Babu
Name:	 Frederic Babu
Title:	 Managing Director

ACCEPTED AND AGREED TO:
Natixis Funds Trust II, on behalf of
Seeyond Multi-Asset Allocation Fund

By:	/s/ David L. Giunta
	David L. Giunta
Title:	President

Date:	July 1, 2016

Exhibit 77Q1